CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 March 28, 2014


VIA EDGAR CORRESPONDENCE
------------------------

Jamie Walter
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:        First Trust Variable Insurance Trust (the "Trust")
                         File Nos. 811-22652 and 333-178767
             -----------------------------------------------------------


Dear Ms. Walter:

      This letter is regarding Post-Effective Amendment No. 4 under the Securities Act of 1933, as amended, to the Registration Statement filed on Form N-1A for First Trust Variable Insurance Trust (the "Trust") with the Securities and Exchange Commission (the "Commission") on March 24, 2014 (the "Registration Statement"). The Registration Statement relates to the First Trust/Dow Jones Dividend & Income Allocation Portfolio (the "Fund"), a series of the Trust.

      The purpose of the filing is to allow the staff of the Commission to review the addition of a second class of shares of the Fund. The Registrant plans to seek effectiveness on or before May 1, 2014.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.



                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP



                                                   By:  /s/ Morrison C. Warren
                                                        ------------------------
                                                         Morrison C. Warren